Filed by: IESI-BFC Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Waste Services, Inc.
Exchange Act File Number of Subject Company: 000-25955
Forward-Looking Statements
     This filing, which includes (i) a transcript of an investor call held by IESI-BFC Ltd. and Waste Services, Inc. on November 11, 2009, (ii) a copy of the investor slide presentation in connection with the investor call held by IESI-BFC Ltd. and Waste Services, Inc. on November 11, 2009, which was also posted to IESI-BFC. Ltd’s website (www.iesi-bfc.com) on November 11, 2009 and (iii) a communication sent to all IESI-BFC Ltd. employees, includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to the synergies, efficiencies, overhead savings, costs and charges and capitalization, anticipated financial impacts of the transaction; approval of the transaction by stockholders; the satisfaction of the closing conditions to the transaction; and the timing of the completion of the transaction.
     These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc. and the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd. filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet web site (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.
Additional Information About the Transaction and Where to Find It
     In connection with the proposed transaction, IESI-BFC Ltd. will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Waste Services, Inc. and that also constitutes a prospectus of IESI-BFC Ltd. Waste Services, Inc. will mail the proxy statement/prospectus to its stockholders. Waste Services, Inc. and IESI-BFC Ltd. urge investors and security holders to read the proxy statement/prospectus, including any amendments thereto and any other information filed with the SEC, regarding the proposed transaction when such filings become available because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

Proxy Solicitation
     IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s directors and executive officers is available in its Registration Statement on Form F-10, which was filed with the SEC on May 14, 2009. Information regarding Waste Services, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 26, 2009, and its 2009 definitive proxy statement for its most recent annual meeting, which was filed on the SEC’s internet website (www.sec.gov) on April 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents from Waste Services, Inc. and IESI-BFC Ltd. using the contact information above.

Final Transcript
     Conference Call Transcript
     BIN.TO – IESI-BFC and Waste Services Merger Conference Call
       Event Date/Time: Nov. 11. 2009 / 9:00AM ET

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
CORPORATE PARTICIPANTS
Chaya Cooperberg
 IESI-BFC Ltd. – Director IR & Corporate Communications
Keith Carrigan
 IESI-BFC Ltd. – Vice Chairman, CEO
David Sutherland-Yoest
 Waste Services, Inc. – President, CEO
Tom Cowee
 IESI-BFC Ltd. – VP, CFO
CONFERENCE CALL PARTICIPANTS
Scott Levine
 JPMorgan – Analyst
Michael Hoffman
 Wunderlich Securities, Inc. – Analyst
Walter Spracklin
 RBC Capital Markets – Analyst
Richard Wesolowski
 Sidoti & Company – Analyst
Jonathan Ellis
 Bank of America Merrill Lynch – Analyst
Chris Murray
 CIBC World Markets – Analyst
Jason Granger
 BMO Capital Markets – Analyst
Avi Dalfen
 Macquarie Capital – Analyst
Youssef Abboud
 Clarus Securities – Analyst
Hamzah Mazari
 Credit Suisse – Analyst
Jeremy Mersereau
 National Bank Financial – Analyst
Damir Gunja
 TD Securities – Analyst
PRESENTATION

Operator
Good morning and welcome to today’s conference call. Chaya Cooperberg, you may begin.

Chaya Cooperberg - IESI-BFC Ltd. – Director IR & Corporate Communications
Thank you, and thank you all for joining us this morning for a discussion of our announcement. On the call we have Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd., and David Sutherland-Yoest, president and chief executive officer of Waste Services,

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
Inc. We also have Tom Cowee, Vice President and Chief Financial Officer for IESI-BFC, and Joe Quarin, Executive Vice President and Canadian Chief Operating Officer.
A slide presentation on our announcement along with our press release can be found on our website at www.IESI-BFC.com as well as on WSI’s website at www.wasteservicesinc.com. We will be referring to those slides during our comments this morning.
Before getting started I need to direct your attention to our Safe Harbor statement, which is on slide 3 of the presentation. You can take a moment to review that. Additional factors that could cause IESI-BFC LTd. and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services and the registration statement on Form F-10 as amended of IESI-BFC, filed with the Securities and Exchange Commission and available at the SEC’s website at www.SEC.gov.
Please refer to the bottom of today’s news release for further information and to our annual information form for a more complete description of the risks affecting our business and industry.
On the call we will discuss non-GAAP measures such as EBITDA and free cash flow. Please refer to our press release for a reconciliation of such non-GAAP measures to the most comparable GAAP measure. We use non-GAAP measures to evaluate and monitor the ongoing performance of our operations, and other companies may calculate these non-GAAP measures differently.
A telephone replay of this conference will be available until midnight on November 25. Details for the replay are available in the news release.
On a final note, if you will be participating in the question-and-answer portion of today’s call, we ask that you limit yourself to two questions so that we can accommodate as many participants as possible within the allotted time for the call. And with that I will turn the call over to Keith Carrigan.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thank you, Chaya, and thank you all for joining us today on Remembrance Day in Canada and Veterans Day in the US. I sincerely hope that we all will find a little time today to remember and honor those who in the past have served and those who have sacrificed their lives for these two great countries. And most importantly, to those who are currently defending our freedom around the world.
Now for today’s business. I appreciate you joining us on short notice to discuss the combination of IESI-BFC and WSI. David Sutherland-Yoest and I will provide some opening remarks on why we are so excited about today’s announcement.
Let’s turn to slide 4, for you who are looking at today’s webcast. As you read in our press release this morning, we announced that IESI-BFC is acquiring Waste Services. On closing, the Company will be North America’s third-largest solid waste management provider, with pro forma annual revenues of approximately $1.5 billion. We have always said – most recently in our earnings call a few weeks ago – that our plan to create shareholder value involves growth organically and growth through the right strategic acquisitions that do fit our criteria.
Let me say today that WSI is a perfect fit for us. Here are some of the reasons we believe so strongly that our transaction with WSI will create value for all shareholders.
First, WSI’s Canadian assets are highly complementary to our own. The combination in Canada will allow us to internalize more waste volumes, thereby enhancing margins. Although WSI operates in the same environment as us in Canada, our EBITDA margins are substantially higher at the present time. We believe that with our proven operating model that focuses on route density and asset productivity, we are very excited about the prospects for growth in this region.
Second, we gain a leadership position in the Florida market. Although the region has experienced more than its share of current economic downturn, we believe that the long-term prognosis offers significant upside.
Let me say that we have seen WSI do an excellent job in bolstering their Florida assets through swaps and through the recent acquisitions of Republic Services’ Miami-Dade operations and the Miami operations of DisposAll.
The WSI team’s focused strategy in the Florida market has already resulted in the margin improvements we saw in their year-to-date financial results. Most notably, let me draw your attention to third-quarter adjusted EBITDA margin of 27.2% coming from this region.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
But there is more operating leverage to be had. WSI has not yet fully benefited from the integration of its Florida acquisitions with its collection operations, or with the synergies resulting through the JED landfill. With our strong balance sheet, we will be able to continue executing the impressive consolidation that WSI has initiated in Florida.
The third reason this transaction will create shareholder value is scale. As we’ve always said, scale does matter in our industry, as it allows us to successfully implement our strategies for organic growth and fuel margin improvement. Our combination with WSI will expand our scale and scope, leading to increased revenues, profitability, and cash flows.
As a larger Company, we will be diversified across geographic markets, customer segments, and service lines. Yet we will still be agile enough to maintain our commitment to excellent customer service, environmental stewardship, and community support.
Our employees will also benefit from the greater career opportunities available in a larger Company, one which will be better positioned to withstand the cyclical and sectoral fluctuations that we have experienced in the economy over the past year.
The transaction, which is expected to close by the end of the first quarter of 2010, is expected to generate $25 million to $30 million in annual synergies within the first two years from closing. Importantly, a key driver of this acquisition is the accretion to cash flow resulting from substantial synergies that we have been able to identify. We expect the combination will be accretive to IESI-BFC’s current cash flow in the first year.
The additional cash flow we generate will be put to good use. We will continue to fund the organic growth of our business while expecting to maintain our regular quarterly dividend of CAD0.125 per share. We will also have the ability to finance accretive but strategic acquisitions, even as we pay down our debt.
From a financial standpoint, the results of our initiatives are clear. At the end of the third quarter, we had $640 million of total debt with a debt-to-EBITDA ratio of 2.18 times. Upon close of the transaction, we’ll have a long-term debt-to-EBITDA ratio of approximately 2.7 times. However, given the consistent stream of free cash flow and the impact of synergies as they occur, we expect to be below our target debt-to-EBITDA level of 2.5 times within the first year.
Given these paths to create greater shareholder value, I hope that you see this transaction truly reflects the notion that the whole is greater than the sum of its parts. Put simply, our two companies can grow more meaningfully together than they could on their own.
As I mentioned earlier, the deal will be accretive to free cash flow per share in the first year. The management of WSI and our team both see an incredible opportunity to create incremental value for both of our shareholder bases. We cannot stand back and let this opportunity pass us by.
Looking at the profile of our two companies, we are confident that now is the right time to pursue this transaction. So before moving on to the transaction terms, I will turn the call over to David for some comments. I would just like to say on behalf of the IESI-BFC management team how impressed we are with the job that David and his team have done in building WSI to the strong position that it holds today.
In the last nine months alone, WSI has shown substantial improvement. In fact, it has been an impressive and rewarding performance. With that, let me now turn the call over to David.

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Thanks, Keith, and good morning, everyone. As Keith said, this is truly a terrific combination and an exciting day for WSI. Today’s announcement partners us with a Company whose vision is in line with our goals and is consistent with our objective of maximizing shareholder value.
WSI has been very successful in creating value over the past few years. We have achieved solid EBITDA growth through strategic and accretive acquisitions as well as cost structure efficiencies. We have improved the operating leverage of our hauling, transfer, and disposal assets, resulting in increased shareholder value, profits, and free cash flow.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
In Canada, we have established an impressive footprint, with operations in four provinces. In Western Canada, we are achieving better margins as well as consistent volume flow thanks to our focus on internalization and waste volume mix. In Eastern Canada, we’ve built an impressive level of collection volumes for disposal and have well-positioned transfer stations.
In Florida, we have upgraded our trucks and containers to improve customer service, built a strong sales organization, and improved operations management. We have also improved our route density and internalized the acquired waste volume through to our JED landfill. Throughout, we have also continued to focus on providing our customers with the top-notch service they have come to expect.
To echo Keith’s comments and sentiments earlier, this combination of our companies will truly result in an entity that is greater than the sum of its parts. WSI has been very successful, but we believe that a combination with IESI-BFC is the most rewarding way for us to create further shareholder value.
The integration of our operations will allow us to enhance the value we offer our combined customer base as we look forward. With the synergies we expect to realize through this combination, we can also improve overall returns on invested capital and generate strong and predictable levels of cash flow.
As the third largest operator in the industry, we can expect to further expand margins through operational excellence focused on the points of performance. We believe our shareholders are getting excellent value for their shares to go along with an attractive quarterly dividend currently enjoyed by IESI-BFC shareholders.
I just want to take a moment to thank all of our Waste Services employees who have done a tremendous job executing our business plan. We expect our employees to benefit from being part of a larger, more diversified organization that is equally dedicated to their success.
When this transaction is consummated, the combined Company’s long-term strategy is expected to enable it to grow and enhance value for many years to come. I am excited about the prospects for the combined Company and look forward to working with Keith and his team to ensure a smooth and seamless integration. And now I would like to turn the call back to Keith.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thanks, David. Let me now discuss the deal structure. Turning to slide 6, under the terms of the agreement IESI-BFC will issue 27.8 million common shares to WSI shareholders, representing approximately 23% ownership in the combined Company. Assuming the conversion of our Participating Preferred Shares, the exchange ratio is 0.5833 common shares of IESI-BFC for each WSI common share held.
Based on the closing stock prices of both companies on Tuesday, November 10, 2009, this represents a premium of approximately 27% over the volume-weighted average closing price of WSI’s shares for the previous 30 trading days of $6.10. These premiums reflect a fully diluted share count for WSI at closing of 47,660,982 shares, which includes restricted share units vesting on change of control as well as in-the-money options.
In connection with the transaction, we will use a portion of our available credit capacity of $435 million as of September 30, 2009, and we will increase the size of our Canadian revolving credit facility from CAD305 million to approximately CAD450 million. The existing debt of IESI-BFC’s US revolving credit facility will remain outstanding immediately after closing.
As I mentioned earlier, we plan to maintain our regular quarterly dividend of CAD0.125 per share, or CAD0.50 per share on an annualized basis.
The closing of the transaction is subject to several key conditions. First, we need to satisfactorily complete due diligence and obtain fairness opinions within 30 days. Second, the transaction requires approval by WSI’s shareholders. And third, we need regulatory clearance from the Canadian Competition Bureau and the US antitrust authorities.
Although due diligence remains one of the conditions of closing, we felt it prudent to announce the transaction as soon as possible, given the serious nature of our discussions and to preempt any market speculation.
The combined Company’s shares will be listed on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol BIN. WSI’s largest shareholders, Westbury Bermuda Limited, owner of 12,607,365 shares, and Kelso & Company LP, owner of 2,894,737 shares, have each signed a voting agreement in support of this transaction. Provided that all of the conditions are satisfied, we estimate the transaction will close in the first quarter of 2010.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
I would like to provide you with a brief snapshot of the combined Company structure on slide 7. Our headquarters will be in Toronto, Ontario, Canada. Pursuant to the terms of the definitive agreement, WSI will have the right to nominate two members of the combined Company’s Board – to the Company’s combined Board of Directors. I will continue to be the Vice-Chairman and Chief Executive Officer of the combined Company.
The combined Company will have more than 6,000 employees, with approximately 4,000 people at IESI-BFC joining with approximately 2,000 people from WSI.
Slide 8 illustrates the complementary combination of our two companies’ assets. We will be a leading provider in 11 states and the District of Columbia in the US as well as six provinces in Canada. WSI shares our focus on operating in dense urban markets. They have built a network in the more populous areas of Eastern and Western Canada as well as throughout Florida and the US.
In the table on slide 9 you can see the breadth of our combined asset portfolio. The Company will have 107 collection operations, 56 transfer stations, 29 landfill sites, with three gas-to-energy systems and 32 recycling facilities.
The majority of our combined Company’s revenues will come from the US, as the pie charts on slide 10 indicate. On combined LTM revenues of more than $1.4 billion, 61% of revenues will be generated in the US. This compares currently with 66% of IESI-BFC’s revenue being derived from the US market today.
Looking at the gross revenue by service line of our two companies on slide 11, you can see that we do complement each other. In the state of Florida, which represents WSI’s US segment, they have built a very attractive business mix with 32% of revenues driven by commercial collection, followed by industrial collection at 21% of revenues and residential collection at 20% of revenues. Landfills drive 25% of WSI’s revenues in the US, but this figure belies the forceful position of their JED landfill, one of the largest in the state of Florida.
In Canada, their revenue segmentation is also attractive, with commercial collection, the largest component of revenues, at 41%. Landfills represent 18% of WSI’s revenues in Canada. Most significantly, there is an opportunity for us to internalize more waste volume within our Company’s landfills.
Our team at IESI-BFC has spent the last several years perfecting a business model we believe that creates continuous improvement of our operating results. Organic growth and certainly acquisitions have been integral pieces of that model.
While our industry remains fragmented, our model has positioned IESI-BFC as the fourth-largest public solid waste management company in North America. As you can see on slide 12, based on consensus revenue forecasts the combined Company will become the third largest firm within the sector in North America.
We are well positioned to pursue and execute this strategic combination that will deliver short- and long-term value to our shareholders, along with additional value to our customers and contribute to our employees.
The summary on slide 13 highlights the benefits that will accrue to both of our companies’ shareholders; and they are as follows. A larger revenue base which will give us scale across our network of assets. $25 million to $30 million in net pretax annual run rate synergies. Improved margins from operating efficiencies and benefits of scale. A strong balance sheet. A deal that will be free cash flow accretive in the first year, allowing us to fund organic growth, a quarterly dividend and strategic acquisitions, and to reduce our debt-to-EBITDA ratio to below target levels. The transaction will also be accretive to earnings per share in the first year following closing.
Now I would like to turn the call over Tom for further discussion of the financial benefits of this transaction. Tom?

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Thanks, Keith. And good morning, everyone. Turning now to slide 14, I’d like to take you through our thinking on the significant cost savings opportunities. Based on the capabilities of our own organization and network – that of WSI’s, we anticipate achieving between $25 million and $30 million in net pretax annual run rate integration synergies by the end of the second year following the closing of the transaction. We expect these savings to come from operating costs and SG&A.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
These savings, at approximately 2% of the pro forma annual revenues, represent what we believe is reasonably achievable. There are, of course, opportunities beyond these synergies for further operating leverage, and we have not included this upside benefit in our savings estimate.
The synergies from operations will come from optimization of our collection routes as well as greater disposal internalization. We have a defined process for driving route density and asset productivity at our hauling operations. We will roll out our defined process at WSI. We will also sync up our two companies’ procurement practices to get the best possible value.
On the SG&A side, we will be able to maximize savings by rationalizing duplicate properties and duplicate corporate and administrative areas and a variety of back-office functions including management information systems. Remember that both of our companies have been operating structures that cover major geographic areas. There is an overlap at the corporate level, region level, and at certain market areas, which means there is a substantial opportunity for SG&A savings.
On the public company cost, we anticipate synergies to result from becoming one public company which will have only one senior management team, one Board of Directors, one outside auditor, and reducing the increasingly high cost of compliance.
Finally, on financing synergies, our scale and significant free cash flow profile will enhance the availability of credit as well as the terms available to us. I’d like now to turn the call back to Keith for some final comments.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thank you, Tom. Before we open the call up to Q&A, I’d like to add that like all good companies we have been focused on pursuing the opportunities that are in the best interest of all of our stakeholders. As we outline on slide 15, our customers can continue to expect excellent service from our combined Company. Both ourselves and WSI are committed to providing the highest level of customer care and giving back to the communities in which we operate.
Our employees can expect the enhanced career advancement that comes with being part of a larger organization. Also, a high priority for our people has always been maintaining a healthy and safe work environment, and that will remain top of mind for our combined Company.
For our shareholders, it is clear to us and to the WSI team that this combination makes good sense. Beyond the synergies that we can expect to enjoy, the combined Company will deliver greater profitability. IESI-BFC’s proven ability to create value through a market-focused strategy of organic growth and acquisition will be applied to the WSI assets.
The transaction will be accretive to free cash flow and to EPS within the first year. The combined entity will be well capitalized, anchored by a strong balance sheet that will facilitate investment for growth and incremental cash flow.
Beyond this value creation, we expect that shareholders in the combined Company will receive the CAD0.125 quarterly dividend per share currently enjoyed by the IESI-BFC investors. It is our firm conviction and that of our counterparts at WSI as well that the two companies will generate a total return to shareholders that is greater than what each company could generate on a stand-alone basis.
We are confident that today’s announcement is a win-win for both of us, and we look forward to working together to consummate this transaction. Operator, you can now begin the Q&A portion of our call. Thank you.
QUESTION AND ANSWER

Operator
(Operator Instructions) Scott Levine, JPMorgan.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Scott Levine - JPMorgan – Analyst
Morning, guys. We just witnessed a large merger in the waste industry in the US last year for the first time in several years. I was hoping you might shed some light on how you think Justice or the equivalent thereof in Canada will view the merger; and maybe highlight any differences for investors between the Canadian and US waste markets in your point of view.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You know, I think, Scott, from a Justice aspect that this is quite a bit of a different combination, certainly, than the previous combination. In such that we are really talking about distinct and separate areas.
The asset base with WSI is focused in the Florida market, of which IESI does not operate. And obviously IESI’s, our operations are focused more in the Southern, the Texas/Louisiana area, as well as up in the Northeast. So effectively from a Justice aspect I believe that it’s very straightforward.
With respect to the Canadian operation, we do have some overlapping markets that the Competition Bureau up here will have a look at. We expect that the combinations are good combinations, and in fact Waste Management will continue to be a major competitor in all of our markets. So really I think that’s very, very key as Justice looks at the combination.
So we feel very, very good. We feel that the review period will be the normal review period that the Competition Bureau will take. And as I mentioned in our discussion, we expect to get a wrap-up or we are looking to get a wrap-up within the first quarter of next year. Does that answer the question, Scott?

Scott Levine - JPMorgan – Analyst
Yes, it does. Thanks, and I think for my follow-up, you said that the merger will take your pro forma leverage to the neighborhood of 2.7 times. For the entire Company you guys have highlighted the Northeast as an area of strategic focus with regard to getting the internalization rates up.
How should we think about your acquisition plans, broadly speaking, once the deal goes forward? And then maybe in regard to the Northeast in particular, where it doesn’t appear that this merger has any meaningful impact?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Yes, I think that we should mention that we anticipate that in the first year we would generate roughly about $150 million of free cash flow after dividends. So without a doubt we still have excess cash to invest back into the Corporation. And I would suggest to you that we will look to invest that both in the Northeast and continue increasing our internalization to those landfills. And certainly most importantly, we see ourself having available cash flow to continue the strategy that WSI was executing in Florida.
So clearly it all melds together very, very well as we go forward. So we will not discontinue doing what we have done in the past. So our focus will remain in both areas, and we will have sufficient cash flow to execute those strategies. (multiple speakers) comment.

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Hey, Scott, I would just add to that that WSI up in our Ottawa marketplace has the only one Class One transfer station, and there is volume, which is about a 1,000 ton a day facility out of Ottawa that can be directed to Keith’s site down in Seneca. We’ve taken volume there in the past.
And while it’s incremental to their Northeast operations, we see it as a potential benefit to the combined operations.

Scott Levine - JPMorgan – Analyst
Understood. Thanks. Congratulations.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thank you, Scott.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Operator
Michael Hoffman, WSI.

Michael Hoffman - Wunderlich Securities, Inc. – Analyst
Thank you very much and congratulations.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thank you, Mike.

Michael Hoffman - Wunderlich Securities, Inc. – Analyst
With regards to deal structure, is there any type of a collar or breakup fee that we all ought to be aware of, in the context of the 30 day due diligence? And inside that due diligence, what needs to be done still? That’s one question.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Sure.

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Michael, yes, there is a collar built into the transaction. It is all referenced relative to the industry performance. So it’s basically if our securities get impacted by greater than 20% of the industry’s performance then we have the opportunity to sit down and discuss the terms. And that is only at closing, and it is – for the 10 days prior to closing, it’s a volume-weighted average calculation, so that’s built in.
Secondly in terms of the break fee, within the first 30 days we have the opportunity to get our due diligence completed and get the earnest opinions. If there is any problems with that, there’s only expense reimbursement at that point. Beyond that, there is a break fee; and it’s $11 million, and there’s conditions attached to that break fee.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
That represents the typical break fee that one would expand expect, Michael, being 3% of the equity value of the transaction.

Michael Hoffman - Wunderlich Securities, Inc. – Analyst
Okay. Then with regards to looking at the combined business, as you think about the – I will call them gaps, and I don’t mean it to be as stark as that word. But the gaps that as you lay out the strategic pieces, where is the obvious next moves as it relates to either tuck-in acquisitions or aggressive actions around the business model?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You know, as I was specifically saying, we really like to see our combinations of assets working effectively. Once we attain those combinations then we can really leverage price through the model.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
So what we really do is continue now to focus on our Northeast. We want to pick up the internalization rate. I think David just highlighted a little piece that immediately increases internalization in the Northeast. But more specifically we will look to acquire up to 50% or better of the total volume coming into our sites coming from our own operations.
Let me just say and I think this is important to highlight today that David has been following a very consistent path over the last year or so to leverage his position as I just outlined. So for example, if we look at the JED landfill and you just go back a year ago, of the total volume coming into the site WSI was internalizing in the mid-20% range. While today two important factors have occurred.
Number one is David and his team have increased both the internalization rate up to 36%. But more importantly, has increased the total volume of the site by better than 10%, and this is only recent improvement.
So that is like having a double benefit because we now have – he now sees the ability to be able to price back to the market and take the full benefit of the volume increase in the JED landfill. So we will continue a strategy to move that volume up to a 50% volume range in the site and increase volume.
I should also mention to the folks that may not be as familiar with the JED landfill, but currently just on a municipal solid waste basis the site has the ability to take in 6,500 tons a day, and that does not include any special waste, which obviously would take that to a much higher level. So effectively this is a tremendous untapped resource that we will move first forward to acquire 50% internalization, and then as we grow the site we will maintain that 50% internalization coupled with growth.
So effectively that will be the strategy. The focus will continue in the two regions. And we will have adequate cash flow generated organically to be able to invest and accomplish those activities.

Michael Hoffman - Wunderlich Securities, Inc. – Analyst
Just to clarify, your version of internalization is that which is in the landfill, not which is on your truck going in?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
That is correct. That’s total to the landfill.

Michael Hoffman - Wunderlich Securities, Inc. – Analyst
Okay. Well again, congratulations. Nice strategic move.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Thank you very much, Michael. We appreciate that.

Operator
Walter Spracklin, RBC Capital Markets.

Walter Spracklin - RBC Capital Markets – Analyst
Thank you very much. Good morning, guys. Just looking at the timing here. Obviously there were some pretty good results reported. Significant run-up in the shares. And you look like you announced this prior to completing your due diligence.
Can you talk to us a bit about the timing? Because sort of the optics on it look confusing, and just wondering why you did it so quickly and what prompted the big run-up in WSII’s share price in the (multiple speakers)?

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Sure. David, do you want to discuss the improvements maybe in the company?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Sure. Walter, there’s a couple of things that have happened. During the third quarter, WSI reported record free cash flow, record EBITDA margins, in both United States and our Canadian operations. An outstanding quarter for us.
We continued to pay down debt and we’ve also announced recently, as Keith mentioned, the two pretty significant acquisitions that happened at the end of the second quarter and the beginning of the third quarter, first with DisposAll, the private company in Miami, and then secondly with Republic Services, that is adding about 500 tons a day of additional volume into our site, into our JED facility.
Those assets are going to speak very well to our fourth quarter and will roll over into 2010, will help with improved margins.
And beyond that, we have had somewhat of an overhang with one of our investors, Prides Capital out of Boston, that’s been a long-term investor of the company. They are in the process of liquidating aspects of their fund. At one time, they were north of 10%; they then went under 10%. And this is a question that Ed and I get out marketing all the time.
More recently, they sold off their position to go under 5%. I think they sold about 1.8 million shares over the last month or so. Actually, Michael Hoffman had a report out on that, pointing to the significance of Prides going under 5%.
So I think that overhang that has been a perception for some time in the marketplace is now essentially gone, and we’ve seen our stock moved up – based upon, again, the third-quarter results and the virtual elimination of the Prides overhang.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Also if I could just add a piece to that, Walter, the analysts have looked at the value of the acquisition. The analysts who’ve been covering WSI looked at the value of the acquisitions and the internalization, increased internalization in the site. And if you look at 2010 pro forma estimates or even recently they’ve increase them.
So when you look at the increase and you put in just an industry multiple to it I think it probably reflects the increase in the value of the equity of the company right now.
So let’s just talk a little bit about why announce right now. First of all, I think it’s pretty clear that each one of us understand each other’s assets. We’ve operated in these areas with all our personnel for quite a period of time. So as a result we understand the value of the assets. We understand the markets that they operate in.
So obviously we understand what the impact will be going forward in those markets. And that’s both in the US, where we have experienced people that have operated in the Florida markets in the past, and clearly as you can well expect we do operate in these Canadian markets.
So, however, two pieces to why move in this procedure. First and foremost is that we want to preempt market speculation. As part of the Canadian Competition Bureau review, we will state that that is a public review. And it’s important that we proceed today, we proceed early. So as a public review, it would be out there from the day we apply to the Bureau. So clearly we have a responsibility to move this out to the market today, just as a result of that.
Clearly, obviously and most importantly, we take into consideration the thoughts and the concerns of employees that work in both companies. They are the people who create the value that we are talking about today, and it’s important for us that there is no speculation, or to reduce speculation, and that we communicate effectively through them.
So consequently, we really have gone as far as we can without intruding in those two areas. So we see we’ve got a very tight period, a 30-day period, and that’s only to reconfirm, I would say to you, what we already know and just provide a little more clarity.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
But I think both companies feel that we don’t see anything out there that would be of material nature for both of us not to be moving ahead, or we would never be to this position that we’re in today.

Walter Spracklin - RBC Capital Markets – Analyst
Okay.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
So we see that as a 30-day period of confirmation. And then really we’re essentially left with the Bureau and the Justice Department issues, and those are the period that will take a little bit longer to get through. So does that answer that question, Walter?

Walter Spracklin - RBC Capital Markets – Analyst
Absolutely. I appreciate that. My second question though is just on – for Tom, perhaps. Looking at the synergies, you highlighted a number of components that build toward those synergies. Can you give us just a sense on which – how much of each component adds up to that synergy?
The reason I’m asking is I’m wondering to what extent – if there were problems with the Competition Bureau here in Canada, how much of the $25 million to $30 million would be contingent on not having to divest assets?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You know, Walter, we don’t want you to make anybody’s case today. So clearly we’re not in a position where we would extend that information. Clearly we have our own models that we’ve looked at and that we have – scrubbed pretty carefully. So we understand to the penny.
But at this stage, it’s – while the assessment will be going on both by Justice and the Competition Bureau, it’s certainly not in anybody’s best interest to (multiple speakers).

Walter Spracklin - RBC Capital Markets – Analyst
Okay. Perhaps I could ask another question instead then.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Sure.

Walter Spracklin - RBC Capital Markets – Analyst
Does this fix your problem in some of your assets where you have a – you are toward the end of the operable life, particularly over in Calgary given there are some Western Canadian assets out there? Does that fix your Calgary problem by bringing in Services here?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
I think I would say to you that it enhances our position in Alberta. I’m not sure that we have a problem in Calgary. I don’t think we do.
But clearly the combination enhances coverage from a landfill perspective in both now Mid Alberta and in Southern Alberta. So it really puts us in a better position, the combination, than we would have today independently.

Walter Spracklin - RBC Capital Markets – Analyst
Got it. Great. Thanks very much, guys. Congratulations.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You’re quite welcome. Thank you.

Operator
Richard Wesolowski, Sidoti & Company.

Richard Wesolowski - Sidoti & Company – Analyst
Thanks, good morning. It looks as though the bulk of the cost synergies in the field are in Canada. Will there be any changes regarding how you operate the WSI business in Florida or the IESI business in the Gulf area?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
I’ll let – David and I can both comment on that, David. So I will invite you to comment as well.
You know, there is a great management team in Florida, one of the most experienced management teams quite frankly in our industry. People that I have a great deal of respect for personally. So at the end of the day, we’re very happy to have them aboard.
But clearly in Canada I think there is more issues there – or more opportunities there as well. So we’ll focus, obviously we will be focusing on them going forward; and I don’t want to get into much more detail. But, David, do you want to –?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Sure. Rich, you know our Florida asset almost as well as any analyst out there, and we have appreciated your coverage of WSI. Clearly our assets in Florida are standalone. They are not commingled at all with IESI. We operate in three regions through South and Central Florida. Bill Hulligan answers, who Keith and I have both known for 20 years, has just done an outstanding job of looking after our Florida business and getting the margins in the third quarter to a record level, which Keith commented on earlier. So we really do see that as a stand-alone operation.
Additionally, Bill and Mickey have known each other for a long time. So while Keith and I have been competing with each other for about 20 years, now is a chance for us to work together. And Bill has certainly worked with Keith and Mickey for a long time.

Richard Wesolowski - Sidoti & Company – Analyst
Okay. Thanks for that. Secondly, does the transaction – and this is directed at David – preclude your need to either beef up the transfer station efforts in Edmonton and Calgary as you have been talking about, or find a home for the slug of volume that you have been referring to in the last couple of calls in Eastern Canada?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Well, certainly the – I will start with Eastern Canada first. The complexion does change because as you know, Rich, we have been looking for a site for our rather substantial both Eastern and Western Ontario volume. As I mentioned earlier on the call, our 1,000 ton transfer station a day up in Ottawa will have the opportunity to take volume into Keith’s Seneca site in Upstate New York.
Additionally, our Western Ontario volume and our relatively significant transfer station capacity throughout the GTA and North will have the opportunity to internalize volume in the combined companies into Keith’s Ridge landfill.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
Now going to Western Canada, we are quite happy with where we’re at with our Edmonton facility. In fact, we are at capacity with the equipment that we currently have and have just in the last week or so ordered some additional equipment as we’ve seen some third-party volumes in Edmonton ramp up.
Now turning to Calgary, the company did have plans, as you are well aware, to acquire some property and site a transfer station in the Calgary marketplace to go to our Coronation landfill. With Keith’s landfill in Calgary, that will save our company as we look forward CapEx required to buy the land and building. And it makes our integration in that marketplace just that much more successful than had we been stand-alone.
And that goes back to the comments that Keith and I both made about the sum of the parts being the best opportunity for both of us.

Richard Wesolowski - Sidoti & Company – Analyst
Thanks for the detail.

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
You’re welcome.

Operator
(Operator Instructions) Jonathan Ellis, Bank of America.

Jonathan Ellis - Bank of America Merrill Lynch – Analyst
Good morning, guys. My first question and I realize this still is maybe somewhat of a work in progress, but as it relates to the synergies, can you give us at least some directional sense as to how much will come from the operating side versus SG&A? And then also geographically? And again maybe just directionally, Eastern versus Western Canada versus the United States?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You know, I’m not going to – again, I don’t think it’s relevant or it’s wise for us to put numbers out there while it’s under review, Jonathan. But there is obvious issues. Clearly there’s issues related to systems that have significant synergies. And typically there is G&A issues where we have combined properties in the same area.
So those are all pretty obvious but they are pretty significant, quite frankly. So when you look at just – as you know, we will call it the hard synergies, and I’m sure everybody understands what I’m referring to, there are significant, very significant hard synergies in this combination. So those hard synergies, they happen pretty quickly.
So we expect to – beyond those we will have synergies, synergy teams both in the US and in Canada. Those synergy teams will have – their focus will solely be on acquiring the synergies once the combination does take place. But we’ll have plans identified long before, very specific plans long before the combination takes place, so that we will be able to move quite efficiently and at the same time do the adequate planning around those synergies.
So we have both been down this road before, both WSI and ourselves, and we’ve been very successful putting these types, this type of deal together.
So we understand where we are going, what we have to accomplish, and the organization and the execution required to get it done. So expect that that will be done, and we’re very confident in terms of the synergy number that we have outlined in the discussions with you today.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Jonathan Ellis - Bank of America Merrill Lynch – Analyst
Okay, great. Then my second question, which I will split into two parts, is – first off, can you give us some sense of what the cash costs are for the actual, for the merger itself? And then to achieve the synergies you’ve laid out?
Then the second part of the question is, will Waste Services’ term loan and senior sub notes, will those remain outstanding as is?

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Yes, Jonathan, the merger costs are in the mid-30 range as we stand right now; that is our estimate for doing not only the cost of this deal, some of the credit needs, etc.
As contemplated currently, we anticipate not leaving their high-yield note or term loan or revolver in place post-transaction. But there’s many, many opportunities there or possibilities for us. What we did today was outline what we knew we could close the deal on; but we will investigate all the possibilities and what’s best for the organization going forward.

Jonathan Ellis - Bank of America Merrill Lynch – Analyst
Okay, I’m sorry, just to clarify – the mid $30 million, is that for both the completion of the merger and synergies? Or were synergies required a separate cash cost?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Yes, that’s both, Jonathan. I think a benefit I would just highlight for you is that we came to an agreement on very short order. And there is – again, we know each other. We’ve had discussions off and on for quite frankly a number of years, I think as people have expected. So we had previously done various due diligence work in the past, and so we’re able to piggyback our costs on previous information.
And this came together very efficiently. So I would like to report that that always – when it comes across efficiently, it results in reduced deal costs. So we feel pretty good about where we are today, and we feel very good about the deal cost number that we’ve outlined to you.

Jonathan Ellis - Bank of America Merrill Lynch – Analyst
Great. Thanks a lot, guys.

Operator
Chris Murray, CIBC World Markets.

Chris Murray - CIBC World Markets – Analyst
Good morning, guys. I guess the first question, just maybe just looking at how all the income statements and everything is going to fit together in terms of reporting. Will you start – how will all the segments start fitting together? Will you start reporting Florida as a separate segment and just, Keith, roll the Canada segments into what you report now as Canada? Or just if you want to give us an idea of how that is all going to shape up.

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Well, obviously we will continue with the Canadian segment. I don’t think we’ve made a decision on how we’re going to report the US at this point.

Chris Murray - CIBC World Markets – Analyst

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
Okay. Then, I guess just looking at some of the synergies, can you give us some more detail of what exactly is going to go into the information technology costs or gains, if you will? You always get concerned when you start talking about changing information systems at an entire corporate level.
If you can kind of give us an idea of what exactly you are going to be changing. And as well, I guess this is maybe a two-parter, but Keith, you mentioned earlier you thought flow free cash flow in excess of about $150 million after distributions or dividends next year. What kind of CapEx savings or number does that also anticipate?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Well, let me say again, we’re very conscious about how we define synergies today while the review will be going through at Justice and the Competition Bureau. So I’m going to stay at a very high level here, Chris, okay?
But with respect to information systems, first of all in the US we have been in the process over the last well over a year and two years, doing a conversion on our system. So we have a conversion team that is already in place; and quite frankly we are well through it. So we have a nice dovetail here in terms of converting, moving that step forward through to WSI’s assets.
So that’s a benefit that we already had in place and we already saw the expense of because it’s been part of our expense over the last two years.
In addition to that, interestingly enough, in Canada WSI is running a system that we know very, very well. In fact, the truth is some of our own companies are running the same system which is called the [TRUCK] system. So coupled with our [InfoPro] system we have a natural compatibility that currently exists. However, it’s always been our plan that we would roll the new system that we have continued to roll over the last two years inevitably up through the Canadian system.
So the good news is that the plan has been underway for two years even though we didn’t have this acquisition announced. But so this is just going to be a continuation of the existing plan without any further costs associated with it.

Chris Murray - CIBC World Markets – Analyst
Good. Then just looking at 2010 CapEx, I mean I think both yourself and David have mentioned there’s different opportunities either to avoid some expansion or some growth capital. Where do you think – as you said that $150 million, what kind of capital number would you be thinking about for next year?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Well, I’m again I’m going to say to you that while we are certainly under review these aren’t numbers that we would like to move forward. But I think the concept, you certainly have the concept right, Chris. That in fact whenever you can create additional density in assets that it does two things. First of all, it increases the revenue per hour that you are generating against those assets without additional operating expense, which then flows through to EBITDA into free cash flow. And it defines even more free cash flow, in fact, because on a CapEx basis there is a reduction.
So the concept, you are right there, both from an EBITDA, increasing EBITDA levels and a natural return on capital on existing assets. But also it reduces working capital or free cash flow even further because your investment as a percentage of EBITDA is reduced as well.

Chris Murray - CIBC World Markets – Analyst
All right. Thanks, guys.

Operator
Jason Granger, BMO Capital Markets.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Jason Granger - BMO Capital Markets – Analyst
Thanks very much. Good morning, guys. Just turning back to synergies one more time here. And if I missed this part, apologies for that. But does the $25 million to $30 million over two years, just sort of looking at that another way, could you give us a sense of what portion of that you’d expect to realize in Year One versus Year Two?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
I’m not – again we are not going to give specific numbers while there is a review going on from a competition point of view. But as I outlined earlier you can imagine there are significant hard synergies involved in a transaction like this, most specifically in our Canadian operations.
So consequently, those operations, you can factor in they happen pretty quickly and our groups – we have a team that will focus nothing but on synergies between now and the date of transaction. So we will have an execution plan loaded and ready to go.

Jason Granger - BMO Capital Markets – Analyst
Okay, and second question, just looking at your landfills on a pro forma basis. You touched on the Calgary landfill there at IESI. But with Waste Services’ landfills and whatnot, could you just add some color here in terms of permitting requirements over the next few years?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Yes, certainly as you know, our landfills in Ontario and our landfills across the country basically are in very good shape. I’m not going to discuss any details related to Calgary, as I mentioned in the last quarterly call. But we’re in very good shape with respect to our own landfills. David, do you want to just talk about Ottawa?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Sure. I guess a couple things here. It started in Western Canada with our Coronation site. That site is currently permitted and has the capacity to take 1 million tons a year for the next 10 years, with an expansion potential to take another 1 million tons a year for another 10 years. And that expansion potential is land that we currently own that is already zoned locally. So it’s a very long-lived site.
Additionally, if we switch to the Ottawa landfill, we spent about $4.5 million over the past almost five years and just in the past couple of quarters, I think we have mentioned this on a least one of our calls, received an expansion permit that will allow that site another 20 years of life at current volume.
So both Canadian sites are very long-lived sites including – I skipped over our site in Saskatchewan, the Gap site which is a special waste site. Again, long-life facility.
All three of our landfills in Florida are in a similar position. All long-lived sites. Our recent expansion over the past year, I guess year and a half now, at the Sun Country site in Tampa. Of course the SLD landfill down in Punta Gorda was an acquisition a couple years ago, it’s a brand-new facility, very long-lived site. And JED’s got currently permitted capacity that when the site is openly built out will take it to over 300 feet vertically, and has between 25 and 30 years of life without any further expansion requirements.

Jason Granger - BMO Capital Markets – Analyst
Okay. Very good. Thank you.

Operator
Avi Dalfen, Macquarie Capital.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Avi Dalfen - Macquarie Capital – Analyst
Thank you. Given the fact that Waste Services’ operations in Florida have both high margins and available landfill capacity, isn’t your highest and best use of both capital and of management’s time to focus on adding to the business in Florida? Instead of say the collection assets in the Northeast.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Well, you know, I think both, Avi. we’ve mentioned as well that whenever you increase internalization two wonderful things happen. First of all you increase EPS. But most importantly as well, you see margin expansion occur in the area region as well.
So both areas have the same combination of assets to permit this happening. So clearly you can look at it from certainly the perspective where the most significant opportunities are. We are going to exercise those positions and increase in those regions. So expect that to happen.
But clearly both regions have tremendous capacity to increase margin and to increase earnings.

Avi Dalfen - Macquarie Capital – Analyst
My final question. Just one of the conditions obviously is shareholder approval by Waste Services’ shareholders. You have got 33 or about a third locked up already. What – do you just need a simple majority?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Yes.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Yes.

Avi Dalfen - Macquarie Capital – Analyst
Okay. Thank you.

Operator
Youssef Abboud, Clarus Securities.

Youssef Abboud - Clarus Securities – Analyst
Good morning, gentlemen, and congratulations. Just to clarify, the transaction is fully conducted through a share swap; and the financing is – the increasing in financing is mainly the integration costs, which you mention about $35 million. Correct?

Tom Cowee - IESI-BFC Ltd. – VP, CFO
The financing is in that $35 million, yes.

Youssef Abboud - Clarus Securities – Analyst
Correct, and the amount of the transaction approximately is about $370 million?

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Was that the equity value?

Youssef Abboud - Clarus Securities – Analyst
Yes, the equity value.

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Yes, so the number of shares outstanding, which includes the vested RSUs and in-the-money options is 47,661,000.

Youssef Abboud - Clarus Securities – Analyst
Right. Perfect. And a question for Tom, the tax rate for the combined entity, what we should be looking for.

Tom Cowee - IESI-BFC Ltd. – VP, CFO
You know, at the current time we have really only focused on the cash tax aspect of this transaction. But realistically it should not change dramatically from the 35% we’re at right now.

Youssef Abboud - Clarus Securities – Analyst
Perfect. That’s it for me. Thank you very much.

Operator
Hamzah Mazari, Credit Suisse.

Hamzah Mazari - Credit Suisse – Analyst
Thank you. Just a question on – you guys highlight upside from synergies. I know you guys don’t really want to talk about that in detail. But could you anecdotally tell us where the upside is coming from? And are the synergies spread evenly throughout the two years?
As well as, it appears the bulk of the value in this deal is just coming from scale and it hinges on volumes coming back, given your lack of overlap. I’m not saying that’s a bad thing, but I’m just curious to see how you guys are thinking about that. Thank you.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
You know, there is no question that there are significant synergies in the combinations. So there is tremendous value that is created through those synergies as we go forward.
But in addition to that if you go back and you look at our model, I think clearly our model has demonstrated over a very, very long period of time that we have been able to grow the average in our sector in terms of organic growth. So we anticipate that carrying forward.
Now, since we really have assets that generate a return very significantly as you apply organic growth to those assets, then disrespective or irrespective of the economy we would view that we will have a tremendous opportunity for them to be accretive beyond all these synergies going forward – and pretty much immediately.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
So, of course, once we see the economy picking up then you have two regions that I think were clearly impacted by the economy; but on the flip side of that you can expect, I believe, that you are going to see them turn up the most significantly as time goes on, as well.
So here we are that have assets that have tremendous capacity. We have an internal operating model that exceeds our industry in terms of putting organic growth. And we have a tremendous synergy that is just related to economic growth. So you apply all of those, and that demonstrates a tremendous return back to our shareholders going forward.

Hamzah Mazari - Credit Suisse – Analyst
Okay. Thank you.

Operator
Jeremy Mersereau, National Bank.

Jeremy Mersereau - National Bank Financial – Analyst
I just had a quick question on the due diligence process. I know you touched on this, but just wondering if you can give me a sense for how much was done to date and how much is left to do. Just want to see if there is any potential for any issues that come up within the next 30 days.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Well, again, Jeremy, I’m going to say that both parties understand each other’s assets very, very well. I will explain today that we’ve been down this road in the past and there was work done by both companies in the past. So clearly you can assume that you can take that and say a good amount of the due diligence has already been performed.
So I would classify the position that we’re now in as just clearly some validation, and that’s why it’s a very short period. Neither one of us expect to see anything out there that’s material. But it’s always just a good thing to create this final validation.
And there is a fiduciary responsibility for us to do that with our boards as well that we have to consider to the final extent as well. So we again – David’s team and our team have probably been down this road for 20, 30-odd years. This is nothing new to us, and clearly our teams are both in place right now to be active and accomplish this in very short order.

Jeremy Mersereau - National Bank Financial – Analyst
Okay, and question two, just wondering if you can give a little bit of color on the debt interest we would see. Would it be higher or lower than you are seeing now at IESI with the combination?

Tom Cowee - IESI-BFC Ltd. – VP, CFO
Currently as planned we’re just going to borrow on the US credit facility, and therefore there won’t be a lot of change on the US side. We will have to upsize the Canadian credit facility as I have stated before. That will probably come with a grid price increase, probably even marked-to-market. So it’s going to go up, but we don’t think it’s going to be a significant increase for our debt, and will be lower than the current debt levels that is being paid by WSI.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Let me just further clarify, Jeremy. We have not seen the change in coupon that we will benefit from, quite frankly, as part of a synergy going forward. So we’ve allowed that given time there could be an increase in coupon; and we do not see that as a synergy, I’ll be very clear.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
If we get it as a synergy, that is going to be on top of the numbers we’ve spoken about.

Jeremy Mersereau - National Bank Financial – Analyst
Great. Thank you.

Operator
Damir Gunja, TD Securities.

Damir Gunja - TD Securities – Analyst
Actually the bulk of my questions have been asked, but just maybe to conclude it on the synergies one last time. Would it be fair to say that the bulk of those are coming in Year One given the hard nature of them?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
I’ll let you decide that, Damir. How’s that?
They are hard synergies. And you know, it’s in everybody’s interest to always move synergies on a combination ahead efficiently. So it’s obviously – will be our objective as we put our execution program together to execute as many of those as possible.
So I’ll let you guys look at where the synergies are and put your own timetable to them. But expect that we will move very efficiently in these areas.

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
And, Damir, I would just add obviously we are going to work quickly to get the execution. There is a difference between what you actually achieve versus run rate, so.

Damir Gunja - TD Securities – Analyst
Right, right. Okay. Thanks very much.

Operator
We have now reached the end of our allotted time for this call. I would now like to turn the call back over to Keith Carrigan for any final comments.

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
Well, you know, I want to thank everybody for joining us on the call today. Let me say that both David and I are very, very excited for our respective teams in the corporation. We have done very significant work to date. We understand very, very clearly both where the opportunities are in this combination, going forward both from a synergy point of view. And more importantly, this is really about the future value that’s created through the assets of this combination.
I think for those folks who had privilege to the slides, you will be able to go back to slide 11 and be able to see that by line of business, if you look at the US assets, for example, they are very much in line with our Canadian assets. That we believe is a very valued combination that creates value going forward.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call
So even though we will get somewhat of an immediate value per share on synergies, we see the real opportunity through the combination of assets to execute the strategies that we as a Company, I believe have been so well known for, to create value going forward.
And again, that is a compliment to David and his team, to put this combination together so very efficiently.
In Canada you can see that we always talk about the value of commercial assets, and you can see that those assets represent the bulk of the line of business in the Canadian operations. And typically they will generally a higher return. So we see some significant upside value with that combination as well.
So when you look at where we are, we feel very fortunate that we have been able to put this combination together with WSI at a very strategic moment in time, where we believe that WSI is on the cusp of very significant value going forward. And we also believe as you well know that we are well positioned to increase value with the ISI-WSI assets.
So timing really has become important and we think that there is tremendous value going forward through the combination of these assets. So we will be standing by for – I’m sure there will be questions as time goes on. We encourage people to contact ourselves through Chaya Cooperberg or David’s group if there is any questions that you would like to follow up on. And we will get right back to you with regard to answers on those questions.
We will be out. As time goes on we will disclose more information as it becomes prudent to do that. So expect that we will continue disclosure to the markets related to this transaction.
And once again in closing I want to congratulate all the employees of both companies who have worked so diligently to create the results in both of our companies to get us to this point where we really have an opportunity to create significant shareholder value going forward.
So on that note, I would like to leave the call. David, would you like to add anything at the end?

David Sutherland-Yoest - Waste Services, Inc. – President, CEO
Just Keith, that we believe – between you and I and the people who we have been working with really, both for years talking about things and more recently over the past week – that this represents the best combination, I think in our collective view, of two public companies to date within this industry.
I think you can point to the success that Jim and Republic have had in their combination with Allied, a very well thought out plan from a management and an operating point of view. They have hit the ground running.
As you’ve mentioned, we’ve got a lot of experience, both of us, in doing these kinds of things. So there won’t be a lot of grass growing underneath our feet.
Then lastly, our chairman, Mike DeGroote, who founded an empire here in Canada with Laidlaw and also went on to acquire an interest and build Republic, has been very involved with Keith and myself in moving this process along over the last week or so. Mike’s created huge value for his shareholders in both Laidlaw and Republic.
And as our single largest shareholder of the combined Company, I know he is focused on the shareholder value that will come out of this as a result of our combination. Additionally, Mike has known Keith for decades and – like he has me – and it just seems to be a very natural combination. So, Keith?

Keith Carrigan - IESI-BFC Ltd. – Vice Chairman, CEO
On that note I would like to close today’s call. We very much appreciate everybody joining us on such short notice. And again I will just reiterate that as additional information becomes available we will immediately be disclosing that to the market. But feel free to give us a call at any time and we will address any concerns that you may have and hopefully as time goes on we will be even more specific with the combination.
So thank you very much and we will look forward to speaking with you all soon. Good day.

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Final Transcript
Nov. 11. 2009 / 9:00AM ET, BIN.TO – IESI-BFC and Waste Services Merger Conference Call

Operator
This concludes today’s conference call. You may now disconnect.

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IESI-BFC Ltd. and Waste Services, Inc. Creating North America's Third Largest Solid Waste Management Company November 2009

Speakers Keith Carrigan Vice Chairman and CEO IESI-BFC Ltd. Thomas Cowee Vice-President and CFO IESI-BFC Ltd. Joseph Quarin EVP and Canadian COO IESI-BFC Ltd. David Sutherland-Yoest President and CEO Waste Services, Inc.

Forward Looking Statements This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.'s and IESI-BFC Ltd.'s expectations with respect to the synergies, efficiencies, overhead savings, costs and charges and capitalization, anticipated financial impacts of the transaction; approval of the transaction by stockholders; the satisfaction of the closing conditions to the transaction; and the timing of the completion of the transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.'s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.'s and Waste Services, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc. and the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd. filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet web site (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Transaction Highlights Creates North America's third largest solid waste management company Increases internalization in the Canadian market Opportunity to continue WSI's vertical integration strategy in the Florida market, using strong balance sheet and IESI-BFC's proven acquisition strategy Larger scale provides opportunity to run more of our strategies, further fueling margin improvement Maintain focus on excellent customer service, environmental stewardship and community support $25 - $30 million in net pre-tax annual run rate synergies expected Accretive to free cash flow, with excess free cash flow to be used to: Fund organic growth Maintain IESI-BFC's regular quarterly dividend of C$0.125 per share Finance accretive, strategic acquisitions Pay down debt, reducing pro forma leverage below 2.50x

Perspectives from WSI's President and CEO IESI-BFC's vision is consistent with our objective of maximizing shareholder value WSI has been successful in creating value in Canada and in Florida Integration is expected to create synergies that will improve return on invested capital and generate strong, predictable levels of cash flow Combined company can further expand margins through operational excellence WSI shareholders will receive excellent value for their shares, and the attractive quarterly dividend currently enjoyed by IESI-BFC shareholders Combined company's long-term strategy is expected to enable it to grow and enhance value for many years to come

Key Transaction Terms Consideration: IESI-BFC will issue 27.8 million common shares to WSI shareholders Exchange Ratio: 0.5833 common shares of IESI-BFC for each WSI common share Synergies: $25-$30 million net pre-tax annual run rate synergies expected within two years from closing Financing: Utilizing IESI-BFC's available U.S. credit capacity and increasing senior credit facility in Canada to approximately C$450 million Dividend: C$0.125 per share, payable quarterly Key Conditions: (1) Satisfactory completion of due diligence and obtaining fairness opinions* (2) WSI shareholder approval (3) Canadian Competition Bureau and U.S. Antitrust clearance Voting Agreements: Signed by Westbury (Bermuda) Ltd. and Kelso & Company, L.P. Ticker / Listing: 'BIN', trading on the NYSE, TSX Expected Closing: First quarter of 2010 * To be completed within 30 days

Combined Company - Headquarters, Governance and Personnel Headquarters in Toronto Board of Directors WSI will have the right to nominate two members of the Board of Directors of the combined company Keith Carrigan to be Vice-Chairman and CEO Over 6,000 employees ~ 4,000 from IESI-BFC ~ 2,000 from WSI

Pro Forma Locations IESI-BFC WSI

Asset Base Comparison *

	BFI Canada / IESI	WSI Waste Services, Inc.	Combined
Collection Operations	72	35	107
Transfer Stations	34	22	56
Landfill Sites	22 (3 gas-to-energy systems)	7	29 (3 gas-to-energy systems)
Recycling Facilities	20	12	32

9

Asset Base Comparison * Collection Operations 72 35 107 Transfer Stations 34 22 56 Landfill Sites 22 (3 gas-to-energy systems) 7 y 29 (3 gas-to-energy systems) Recycling Facilities 20 12 32 Combined * As at September 30, 2009. Collection operations for WSI are pro forma for recently announced acquisitions of two collection operations in Miami-Dade.

Reported Revenue by Country (LTM*)

Canada
34%
U.S.
66%

Revenue: $990 million

Canada
51%
U.S.
49%

Revenue: $418 million

Combined

Canada
39%
U.S.
61%

Revenue: $1,408 million

*For the twelve months ended September 30, 2009.

10

U.S. 0.66 Canada 0.34 U.S. 0.49 Canada 0.51 U.S. 0.61 Canada 0.39 Reported Revenue by Country (LTM*) Revenue: $990 million Combined Revenue: $418 million Revenue: $1,408 million * For the twelve months ended September 30, 2009.

Gross Revenue by Service Line (LTM*)

BFI CANADA
IESI
8%
14%
34%
17%
27%
Gross Revenue: C$453 million
5%
21%
24%
14%
36%
Gross Revenue: $764 million
WSI Waste Services, Inc.
19%
2%
41%
20%
18%
Gross Revenue: C$276 million
20%
2%
32%
21%
25%
Gross Revenue: $226 million
Combined
6%
16%
36%
18%
24%
Gross Revenue: C$729 million
4%
21%
26%
16%
33%
Gross Revenue: $990 million
Commercial
Transfer & Disposal
Industrial
Residential
Recycling & Other

11

Commercial 0.24 Transfer & Disposal 0.36 Industrial 0.14 Residential 0.21 Recycling & Other 0.05 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Commercial 0.34 Transfer & Disposal 0.27 Industrial 0.17 Residential 0.14 Recycling & Other 0.08 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Commercial 0.32 Transfer & Disposal 0.25 Industrial 0.21 Residential 0.2 Recycling & Other 0.02 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Commercial 0.4 Transfer & Disposal 0.18 Industrial 0.2 Residential 0.19 Recycling & Other 0.02 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Transfer & Disposal Commercial Industrial Recycling & Other Residential Gross Revenue: C$453 million Gross Revenue: $764 million Gross Revenue: C$276 million Gross Revenue: $226 million Gross Revenue by Service Line (LTM*) Commercial 0.26 Transfer & Disposal 0.34 Industrial 0.16 Residential 0.21 Recycling & Other 0.04 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Commercial 0.36 Transfer & Disposal 0.24 Industrial 0.18 Residential 0.16 Recycling & Other 0.06 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Gross Revenue: C$729 million Gross Revenue: $990 million Combined

2009E Revenue*
WM
$11,742
RSG
$8,243
WCN
$1,190
BIN
$1,000
VIE-FR
$847 1
CWST
$519
WSII
$428
WCAA
$197
$0
$5,000
$10,000
$15,000

2009E Revenue*
WM
$11,742
RSG
$8,243
PF BIN
$1,428
WCN
$1,190
VIE-FR
$847 1
CWST
$519
WCAA
$197
$0
$5,000
$10,000
$15,000

* Source: Thomson Financial First Call Consensus Data

12

WCAA WSII CWST VIE-FR BIN WCN SRCL CVA RSG WM 2008 revenue 197 428.1 519.36 847.4 999.6 1190.46 1083.7 1664.3 8243.42 11742.09 WCAA CWST VIE-FR WCN SRCL PF BIN CVA RSG WM 2008 revenue 197 519.36 847.4 1190 1083.7 1428 1664.3 8243.42 11742.09 * Source: Thomson Financial First Call Consensus Data 1 Estimate applies FY2007 North America solid waste revenue as a % of total Veolia waste revenue to 2009E total Veolia waste revenue per Wall Street research North America's 3rd Largest Solid Waste Management Company 2009E Revenue* 2009E Revenue* 1 1

Delivering Short-Term and Long-Term Value to Shareholders Larger revenue base $25 - $30 million in net pre-tax annual run rate synergies expected Improved margins from operating efficiencies and benefits of scale Strong balance sheet Strong excess free cash flow, available to finance: Organic growth Regular quarterly dividend Strategic acquisitions Debt reduction Free cash flow and EPS accretive in the first year following closing

$25 - $30 Million Net Pre-Tax Annual Synergies Within Two Years Operating: Route optimization Disposal internalization SG&A Corporate office and operating facility consolidation Integration of management information systems Savings on public company costs

Value to Stakeholders Customers Continued, excellent service Employees Enhanced career advancement within a larger organization Maintain highest commitment to safety Shareholders Synergies from reduction of SG&A and operating costs Greater profitability derived from IESI-BFC's: - history of accelerating value through its assets, and - proven acquisition strategy EPS and free cash flow accretion Quarterly dividend Total return expected to be greater than what each company could generate on its own

Additional Information About the Transaction and Where to Find It In connection with the proposed transaction, IESI-BFC Ltd. will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Waste Services, Inc. and that also constitutes a prospectus of IESI-BFC Ltd. Waste Services, Inc. will mail the proxy statement/prospectus to its stockholders. Waste Services, Inc. and IESI-BFC Ltd. urge investors and security holders to read the proxy statement/prospectus, including any amendments thereto and any other information filed with the SEC, regarding the proposed transaction when such filings become available because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IESI-BFC Ltd.'s website (www.iesi-bfc.com) or from Waste Services, Inc.'s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237. Proxy Solicitation IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.'s directors and executive officers is available in its Registration Statement on Form F-10, which was filed with the SEC on May 14, 2009. Information regarding Waste Services, Inc.'s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 26, 2009, and its 2009 definitive proxy statement for its most recent annual meeting, which was filed on the SEC's internet website (www.sec.gov) on April 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents from Waste Services, Inc. and IESI-BFC Ltd. using the contact information above.

IESI-BFC Ltd. and Waste Services, Inc. Creating North America's Third Largest Solid Waste Management Company November 2009

COMPANY MEMORANDUM

TO:	All IESI-BFC Employees	DATE: November 11, 2009

FROM:	Keith Carrigan, Vice Chairman and CEO and Mickey Flood, President

SUBJECT:	IESI-BFC Ltd. To Acquire Waste Services, Inc.

Dear IESI-BFC Employees,
Today we announced that IESI-BFC has entered into an agreement to acquire Waste Services, Inc. (WSI). WSI is the 7th largest provider of solid waste services in North America. It is a growing company with operations in Canada and in Florida and has approximately 2,000 employees. We believe that the combination of IESI-BFC and WSI will result in a very strong organization that will benefit both employees and shareholders.
During the past few years, we have grown significantly by adding to our customer base and through acquisitions. We have become one of the largest solid waste service providers in North America. However, there are still areas of Canada and the United States that we do not yet serve. WSI has built a network of assets that complement our own. We believe this transaction positions us for continued growth and leadership in our industry.
Overall, we expect you to benefit from being part of a larger, more diversified organization that is dedicated to your success. Over the long-term, we believe employees will benefit from additional career development and advancement opportunities as the combined company grows. In the short-term, until the transaction closes, we remain separate companies and during this time it should be business as usual.
Under the terms of the agreement, we will issue 27.8 million shares of IESI-BFC stock to WSI shareholders. WSI’s shareholders need to approve the offer before it can be finalized. The combination of our two companies also requires regulatory approvals in Canada and the U.S. We estimate that the approvals will take between four to six months, with the deal closing in the first quarter of 2010.
We are sure that you have many questions about this announcement and we and the rest of the management team are committed to maintaining a steady flow of communication with you. In order to ensure we do our best to answer as many of your questions that we can and to keep you informed of updates during the next four to six months, we will be communicating through regular internal memos, the Company Network, and the Trash Talk newsletter. If you have any questions, you can email corporate.communications@bficanada.com and we will respond.
As a combined company, we expect we will continue to exceed the expectations of our customers in all the communities that we serve. We look forward to welcoming the employees of WSI into our family. Please feel free to ask questions and we will do our best to keep you informed.
Sincerely,
Keith Carrigan and Mickey Flood